UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Biolase, Inc.

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Shares, $0.001 par value

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Title of Class of Securities)

090911108

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,569,478 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,569,478 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,478 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON* PN

2

1	NAME OF REPORTING PERSON Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 287,853 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 287,853 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,853 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%
14	TYPE OF REPORTING PERSON* PN

3

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 590,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 590,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON* OO
4

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,857,331 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,857,331 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,331 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.20%
14	TYPE OF REPORTING PERSON* OO

5

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 590,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 590,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON* CO

6

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 3,447,331 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,447,331 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,331 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%
14	TYPE OF REPORTING PERSON* IN

7

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock” or the “Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Oracle Partners, LP, a Delaware limited partnership (“Partners”);

(ii)	Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”);

(iii)	Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Ten Fund”);

(iv)	Oracle Associates, LLC, a Delaware limited liability company, which serves as the general partner of Partners and Institutional Partners (the “General Partner”);

(v)	Oracle Investment Management, Inc., a Delaware corporation, which serves as investment manager to Ten Fund (the “Manager”); and

(vi)	Larry N. Feinberg, a natural person who is a U.S. citizen, the managing member of the General Partner and the sole shareholder, director and president of the Manager.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut 06830. Ms. Aileen Wiate is the chief financial officer of the Manager. Ms. Wiate’s business address is c/o Oracle Investment Management, Inc., 200 Greenwich Avenue, Greenwich, Connecticut 06830. There are no other members of the General Partner or executive officers or directors of the Manager.

(c) The principal business of Partners, Institutional Partners and Ten Fund is to invest in securities. The principal business of the General Partner is to act as general partner to, and, as applicable, exercise investment discretion over securities held by, Partners, Institutional Partners, Ten Fund and certain other entities. The principal business of the Manager is to exercise investment discretion over Ten Fund and certain other entities. The principal business of Mr. Feinberg is to invest in securities through the General Partner, the Manager and certain other entities. Ms. Wiate’s principal occupation is to act as chief financial officer to the Manager.

(d) None of the Reporting Persons has, nor, to their knowledge, has Ms. Wiate, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, nor, to their knowledge, has Ms. Wiate, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8

(f) Each of Partners, Institutional Partners, the General Partner and the Manager is organized under the laws of Delaware. Ten Fund is organized under the laws of the Cayman Islands.   Mr. Feinberg is a citizen of the United States of America. Ms. Wiate is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $6,018,847 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities or capital contributions to the funds by the investors in such funds. The Shares were purchased through margin accounts maintained with Morgan Stanley, Credit Suisse First Boston, Barclays, Instinet, Jefferies & Company Inc. and Wachovia Securities, all of which may extend margin credit to the Reporting Persons and other persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of the Transaction

This Statement is filed by the Reporting Persons to report acquisitions of shares of Common Stock for investment purposes, as a result of which the Reporting Persons may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 5% of the outstanding Common Stock of the Issuer.

Other than as set forth in this Item 4, none of the Reporting Persons has, nor to the knowledge of the Reporting Persons has any executive officer of such Reporting Person, any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and consider various factors regarding the Issuer, including, without limitation, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer and its subsidiaries, the Issuer’s management, board of directors, Issuer-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other matters the Reporting Persons consider relevant the Issuer's financial position.

To the extent permitted by law, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate in order to protect their investment and maximize shareholder value. Such actions may include, without limitation, discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future business and strategic plans of the Issuer and composition of the Board of Directors, as well as purchasing additional Shares, selling Shares, engaging in hedging or similar transactions with respect to the Common Stock or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law, including with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

9

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,851,648 Shares outstanding as of October 18, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2013. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group, and each Reporting Person specifically disclaims beneficial ownership of any shares in which it does not have a pecuniary interest.

(a, b)	Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 2,569,478 Shares, constituting approximately 7.37% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,569,478 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,569,478 Shares.

(a, b)	Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 287,853 Shares, constituting approximately 0.83% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 287,853 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 287,853 Shares.

(a, b)	Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 590,000 Shares, constituting approximately 1.69% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 590,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 590,000 Shares.

(a, b)	General Partner

General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 2,857,331 Shares held in Partners and Institutional Partners, constituting approximately 8.20% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,857,331 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,857,331 Shares.

10

(a, b)	Manager

Manager, as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of 590,000 Shares held by Ten Fund, constituting approximately 1.69% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 590,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 590,000 Shares.

(a, b)	Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 3,447,331 Shares, constituting approximately 9.89% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,447,331 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,447,331 Shares.

(c)	The trading dates, number of Shares purchased or sold, and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule A. All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of November 22, 2013 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety in this response to Item 6.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of November 22, 2013, by and among Oracle Partners, L.P., Oracle Institutional Partners, LP, Oracle Ten Fund Master, LP, Oracle Associates, LLC, Oracle Investment Management, Inc. and Larry N. Feinberg.

11

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 22, 2013

ORACLE PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

 Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg

Larry N. Feinberg, Individually

12

Schedule A

Date	Transaction	Price per Share	Quantity	Name of Fund
9/23/2013	BUY	1.8483	11,100	Oracle Partners, L. P.
9/23/2013	BUY	1.8483	1,300	Oracle Institutional Partners, L.P.
9/30/2013	BUY	1.9195	38,433	Oracle Partners, L. P.
9/30/2013	BUY	1.9195	4,400	Oracle Institutional Partners, L.P.
10/3/2013	BUY	1.9187	44,900	Oracle Partners, L. P.
10/3/2013	BUY	1.9187	5,100	Oracle Institutional Partners, L.P.
10/4/2013	BUY	1.928	12,321	Oracle Partners, L. P.
10/4/2013	BUY	1.928	1,402	Oracle Institutional Partners, L.P.
10/8/2013	BUY	1.8968	3,200	Oracle Institutional Partners, L.P.
10/9/2013	BUY	1.8646	33,444	Oracle Partners, L. P.
10/14/2013	BUY	1.8819	26,310	Oracle Partners, L. P.
10/14/2013	BUY	1.8819	3,000	Oracle Institutional Partners, L.P.
10/17/2013	BUY	1.93	800	Oracle Institutional Partners, L.P.
11/6/2013	BUY	2.002	304,700	Oracle Partners, L. P.
11/6/2013	BUY	2.002	63,000	ORACLE TEN FUND MASTER LP
11/7/2013	BUY	1.8702	50,000	ORACLE TEN FUND MASTER LP
11/8/2013	BUY	1.8325	37,200	Oracle Institutional Partners, L.P.
11/8/2013	BUY	1.8325	120,800	ORACLE TEN FUND MASTER LP
11/11/2013	BUY	1.835	50,000	ORACLE TEN FUND MASTER LP
11/12/2013	BUY	1.545	456,000	Oracle Partners, L. P.
11/12/2013	BUY	1.545	94,400	ORACLE TEN FUND MASTER LP
11/12/2013	BUY	1.5	76,000	Oracle Partners, L. P.
11/12/2013	BUY	1.5	8,300	Oracle Institutional Partners, L.P.
11/13/2013	BUY	1.5391	114,000	Oracle Partners, L. P.
11/13/2013	BUY	1.5391	12,400	Oracle Institutional Partners, L.P.
11/13/2013	BUY	1.5402	117,843	Oracle Partners, L. P.
11/13/2013	BUY	1.5402	12,800	Oracle Institutional Partners, L.P.
11/13/2013	BUY	1.5402	24,400	ORACLE TEN FUND MASTER LP
11/13/2013	BUY	1.52	76,000	Oracle Partners, L. P.
11/13/2013	BUY	1.52	8,300	Oracle Institutional Partners, L.P.
11/13/2013	BUY	1.52	15,700	ORACLE TEN FUND MASTER LP
11/14/2013	BUY	1.6574	14,100	Oracle Institutional Partners, L.P.
11/14/2013	BUY	1.6574	26,900	ORACLE TEN FUND MASTER LP
11/15/2013	BUY	1.6669	74,886	Oracle Partners, L. P.
11/15/2013	BUY	1.6669	8,100	Oracle Institutional Partners, L.P.
11/15/2013	BUY	1.6669	15,500	ORACLE TEN FUND MASTER LP
11/15/2013	BUY	1.6785	38,000	Oracle Partners, L. P.
11/15/2013	BUY	1.6785	4,100	Oracle Institutional Partners, L.P.
11/15/2013	BUY	1.6785	7,900	ORACLE TEN FUND MASTER LP
11/18/2013	BUY	1.6247	76,000	Oracle Partners, L. P.
11/18/2013	BUY	1.6247	15,700	ORACLE TEN FUND MASTER LP
11/19/2013	BUY	1.5727	30,500	Oracle Partners, L. P.
11/19/2013	BUY	1.5727	3,300	Oracle Institutional Partners, L.P.
11/19/2013	BUY	1.5887	32,099	Oracle Partners, L. P.
11/19/2013	BUY	1.5887	3,500	Oracle Institutional Partners, L.P.
11/19/2013	BUY	1.5887	6,600	ORACLE TEN FUND MASTER LP
11/20/2013	BUY	1.5934	39,000	Oracle Partners, L. P.
11/20/2013	BUY	1.5934	4,200	Oracle Institutional Partners, L.P.
11/20/2013	BUY	1.5934	8,100	ORACLE TEN FUND MASTER LP
11/21/2013	BUY	1.6171	4,100	Oracle Institutional Partners, L.P.
11/21/2013	BUY	1.6171	7,900	ORACLE TEN FUND MASTER LP

13

Exhibit 1 – Joint Filing Agreement

14

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the “Schedule 13D”) with respect to the common stock of Biolase, Inc., a Delaware corporation, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

15

In Witness Whereof, the undersigned have either signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: November 22, 2013

ORACLE PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg

Larry N. Feinberg, Individually

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